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                                                                    Exhibit 16.1

                              KPMG LLP letterhead



January 22, 1999



Securities and Exchange Commission
Washington, D.C.  20549



Ladies and Gentlemen:


We were previously principal accountants for 7th Level, Inc. and under the date of January 30, 1998, we reported on the consolidated financial statements of 7th Level, Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997. On January 15, 1999, our appointment as principal accountants was terminated. We have read 7th Level, Inc.'s statements included under Item 4 of its Form 8-K dated January 15, 1999, and agree with such statements, except that we are not in a position to agree or disagree with 7th Level, Inc.'s statement that the change in principal accountants was recommended by the Company's Board of Directors.


Very truly yours,

 /s/ KPMG LLP
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KPMG LLP